

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

Leah Talactac
Chief Financial Officer
Viking Holdings Ltd
94 Pitts Bay Road
Pembroke, Bermuda HM 08

> **Re: Viking Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Filed August 30, 2024**
> **CIK No. 0001745201**

Dear Leah Talactac:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jonathon Jackson, Esq., of Milbank LLP